March 15, 2022

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Re: Fernhill Corp

Amendment No. 5 to Offering Statement on Form 1-A Filed February 25, 2022

File No. 024-11630

Dear Ms. Gorman:

In response to your letter dated March 2, 2022, the following information is hereby submitted on behalf of Fernhill Corp. (the "Company").  Amendment 6 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 5 to Offering Statement on Form 1-A

Financial Statements

Qandlestick, LLC Financial Statements for the six months ended June 30, 2021, page F-30

1.Please revise the interim June 30 financial statements of Qandlestick, LLC to include comparative financial information for the period ended June 30, 2020. Reference is made to section F/S(b)(5) of the instructions to Form 1-A. In addition, please confirm that the financial statements of Qandlestick, LLC include the operations of Mainbloq LTD as a consolidated subsidiary, and if so please revise the related party footnote to the both the annual and interim Qandlestick, LLC financial statements to state that fact.

Response: We have revised the June 30 financial statements of Qandlestick, LLC to include comparative financial information for the period ended June 30, 2020. We have also added a related party footnote to the Qandlestick LLC financial statements (both annual and interim) confirming the consolidation of MainBloq LTD’s operations.

In addition to the changes highlighted above, we also updated (i) the second table under Use of Proceeds to correctly reflect the midpoint of $0.028; and (ii) the ‘Year’ column in the Executive Compensation table to reflect years 2021/2020 instead of 2020/2019.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

FERNHILL CORP.

/s/Marc Lasky

Marc Lasky

CEO